RAPT THERAPEUTICS, INC.

561 Eccles Avenue

South San Francisco, California 94080

(650) 489-9000

August 15, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	RAPT Therapeutics, Inc.

Registration Statement on Form S-3

Filed August 11, 2023

File No. 333-273910

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-273910) (the “Registration Statement”) to become effective on Thursday, August 17, 2023, at 4:00 p.m., Eastern Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Courtney Tygesson of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Courtney Tygesson of Cooley LLP, counsel to the Registrant, at (312)881-6680, or in her absence Christina Roupas of Cooley LLP at (312) 881-6670.

Very truly yours,

RAPT THERAPEUTICS, INC.

By:	/s/ Brian Wong
Name:	Brian Wong
Title:	President and Chief Executive Officer

cc:	Michael Listgarten, General Counsel, RAPT Therapeutics, Inc.

Courtney Tygesson, Cooley LLP

Christina Roupas, Cooley LLP